

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2024

Renee Wilm
Chief Legal Officer
Liberty Media Corp
12300 Liberty Boulevard
Englewood, Colorado 80112

> **Re: Liberty Media Corp**
> **PREM14A**
> **Filed July 19, 2024**
> **File No. 001-35707**

Dear Renee Wilm:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brophy Christensen